FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 4, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

(US GAAP) February 2022 Consolidated Results of Operations Third quarter, year ending March 2022 Nomura Holdings, Inc.

Outline Presentation Financial Supplement Executive summary (p. 2-3) Overview of results (p. 4) Business segment results (p. 5) Retail (p. 6-7) Investment Management (p. 8-9) Wholesale (p. 10-12) Non-interest expenses (p. 13) Robust financial position (p. 14) Funding and liquidity (p. 15) Consolidated balance sheet (p. 17) Value at risk (p. 18) Consolidated financial highlights (p. 19) Consolidated income (p. 20) Main revenue items (p. 21) Consolidated results: Income (loss) before income taxes by segment and region (p. 22) Segment “Other” (p. 23) Retail related data (p. 24-27) Investment Management related data (p. 28-29) Wholesale related data (p. 30) Number of employees (p. 31)

Executive summary (1/2)

NOMURA

FY2021/22 1Q-3Q highlights

- **Income before income taxes: Y177.1bn (-55% YoY); Net income[1]: Y112bn (-64% YoY)**
- Three segment income before income taxes of Y171.8bn (-51% YoY)
  - Retail and Wholesale income before income taxes declined YoY on lower brokerage commissions and a slowdown in Macro (Rates, FX/EM) compared to strong prior year
    - Also impacted by additional loss of Y65.4bn related to transactions with a US client booked in Wholesale in 1Q
  - Made progress in medium to long-term initiatives and reported growth in broader asset management business
    - In Retail, investment trusts and discretionary investments booked net inflows each month and recurring revenue increased
    - Investment Management reported record AuM and growth in business revenue; Investment gain/loss also grew due to listing of investee company
  - Growth in capital light businesses such as advisory and origination
    - Investment Banking revenues increased YoY driven by robust performance in M&A and stronger revenues in ECM
- Segment Other income before income taxes was Y0.9bn with contributions[5] from one-off items declining YoY

	FY2021/22 1Q-3Q	FY2020/21 1Q-3Q	YoY
Net revenue	Y1,023.1bn	Y1,231.8bn	-17%
Income (loss) before income taxes	Y177.1bn	Y396.8bn	-55%
Net income (loss)[1]	Y112.0bn	Y308.5bn	-64%
EPS[2]	Y35.33	Y98.30	-64%
ROE[3]	5.4%	15.1%	

Income (loss) before income taxes: Business segment results[4]	FY2021/22 1Q-3Q	FY2020/21 1Q-3Q	YoY
Retail	Y54.0bn	Y66.2bn	-18%
Investment Management	Y80.3bn	Y55.8bn	44%
Wholesale	Y37.4bn	Y230.2bn	-84%
Three segment total	Y171.8bn	Y352.2bn	-51%
Other	Y0.9bn	Y37.7bn	-98%
Unrealized gain (loss) on investments in equity securities held for operating purposes	Y4.5bn	Y6.9bn	-35%
Income (loss) before income taxes	Y177.1bn	Y396.8bn	-55%

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
4. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.
5. FY20/21 1Q includes gain related to approval to convert rights in Nihonbashi redevelopment project (Y71.1bn), FY21/22 1Q includes gain on sales of Nomura Research Institute (Y36.2bn).

2

NOMURA

Executive summary (2/2)

FY2021/22 3Q highlights

- **Income before income taxes: Y80.1bn; Net income[1]: Y60.3bn; Strong improvement QoQ**
  - **All business segments reported higher net revenue and income before income taxes**
  - **One-off items[2] booked last quarter no longer present and Segment Other performance improved**

- **Three segment income before income taxes of Y79.2bn (+39% QoQ)**

  Retail
  - Asset consulting approach has led to ongoing net inflows into discretionary investments and investment trusts; Growth in recurring revenue driving shift to more stable revenue mix

  Investment Management
  - AuM at record high of Y68.5trn, approaching FY2022/23 KPI target of Y70trn
  - Investment gain/loss grew QoQ

  Wholesale
  - All business lines reported stronger revenues QoQ
  - Global Markets operating environment improved in second half of the quarter, while Investment Banking booked record revenues since comparisons possible in FY2016/17

8.7%	*Y19.07*	*18.0%*
ROE[3]	EPS[4]	CET1 ratio

Income (loss) before income taxes and net income (loss)[1]


Firmwide
(billions of yen)
181.8
142.5
83.6
67.6
131.3
98.4
-166.1
-155.4
78.5
48.5
18.5
3.2
80.1
60.3
Income (loss) before income taxes
Net income (loss)
FY2020/21
FY2021/22
1Q 2Q 3Q 4Q 1Q 2Q 3Q


Three segment income (loss) before income taxes[5]
125.1
100.4
126.7
35.6
-104.5
57.0
79.2
Wholesale
Investment Management
Retail
FY2020/21
FY2021/22
1Q 2Q 3Q 4Q 1Q 2Q 3Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Booked provision of approx. Y39bn related to legacy transactions in the Americas from before the global financial crisis (2007 – 2008).
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
4. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
5. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22

3

Highlights Overview of results Net income (loss) attributable to Nomura Holdings shareholders. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. FY2021/22 3Q QoQ YoY FY2021/22 1Q-3Q YoY Net revenue Y351.0bn 10% -13% Y1,023.1bn -17% Non-interest expenses Y270.9bn -10% 0% Y846.0bn 1% Income (loss) before income taxes Y80.1bn 4.3x -39% Y177.1bn -55% Net income (loss)1 Y60.3bn 18.8x -39% Y112.0bn -64% EPS2 Y19.07 18.9x -39% Y35.33 -64% ROE3 8.7% 5.4%

Net revenue Retail Y87.4bn 3% -11% Y257.5bn -5% Investment Management Y40.1bn 17% 2% Y137.9bn 26% Wholesale Y202.7bn 17% -9% Y508.2bn -27% Subtotal Y330.2bn 13% -8% Y903.6bn -16% Other* Y21.6bn -13% -44% Y115.0bn -24% Unrealized gain (loss) on investments in equity securities held for operating purposes -Y0.8bn — Y4.5bn -35% Net revenue Y351.0bn 10% -13% Y1,023.1bn -17% Income (loss) before Income taxes Retail Y18.0bn 6% -36% Y54.0bn -18% Investment Management Y20.4bn 35% -6% Y80.3bn 44% Wholesale Y40.8bn 64% -47% Y37.4bn -84% Subtotal Y79.2bn 39% -37% Y171.8bn -51% Other* Y1.7bn—-16% Y0.9bn -98% Unrealized gain (loss) on investments in equity securities held for operating purposes -Y0.8bn — Y4.5bn -35% Income (loss) before income taxes Y80.1bn 4.3x -39% Y177.1bn -55% Net revenue and income (loss) before income taxes1 Business segment results Loss related to economic hedging (Y1.1bn) Gain on changes to own and counterparty credit spread relating to Derivatives (Y3.5bn) On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22. FY2021/22 3Q QoQ YoY FY2021/22 1Q-3Q YoY *Additional information on “Other” (3Q)

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2020/21		FY2021/22			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	98.2	96.8	85.0	85.2	**87.4**	3%	-11%
Non-interest expenses	69.8	70.7	66.0	68.2	**69.3**	2%	-1%
Income before income taxes	28.3	26.1	19.0	17.0	**18.0**	6%	-36%

Key points

- Net revenue: Y87.4bn (+3% QoQ; -11% YoY)
- Income before income taxes: Y18.0bn (+6% QoQ; -36% YoY)
- Higher revenues QoQ
  - Continued net inflows into discretionary investments and investment trusts as asset consulting approach gains traction; Making progress in shift to more stable revenue mix as recurring revenue continues to grow
  - Improved investor sentiment drove rebound in investment trust and bond sales

Client franchise	**Sep/2Q**	**Dec/3Q**
- Retail client assets	Y128.7trn	Y125.0trn
- Accounts with balance	5.34m	5.36m
- Net inflows of cash and securities[1]	-Y146.4bn	-Y613.5bn
(of which, individuals[2])	+Y130.2bn	+Y475.4bn
- Inflows of cash and securities[3]	Y975.0bn	Y1,325.6bn

Total sales[3]

(billions of yen)



Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
3,000
2,000
1,000
0
FY2020/21
FY2021/22
3Q
4Q
1Q
2Q
3Q

Total sales[3] increased 9% QoQ

- Stocks: +1% QoQ
  - Sales of Japan and foreign secondary stocks remained flat while primary stock subscriptions[4] increased (Y186.5bn; +14% QoQ)
- Investment trusts: +10% QoQ
  - Inflows into US growth stock funds
- Bonds: Y407.0bn; +37% QoQ
  - Sales of foreign bonds increased driven by primary transactions, while sales of JGBs for individuals increased
- Sales of discretionary investments and insurance increased 24% QoQ
  - Increase in SMA and Fund Wrap contracts and growth in sales of insurance as we tapped into asset succession demand

1. *Cash and securities inflows minus outflows, excluding regional financial institutions.* 2. *Retail channels, Net & Call, Intermediation, Company employees, Hotto Direct* 3. *Retail channels only.*
4. *Retail channels, Net & Call, Hotto Direct and Japan Wealth Management Group (included from FY2020/21 3Q).*

6

Retail: Continued focus on total asset portfolios

NOMURA

Recurring revenue asset growth and increase in recurring revenue



(trillions of yen)
(billions of yen)
Recurring revenue assets
Recurring revenue (rhs)
20.0
15.0
10.0
30.0
25.0
20.0
15.0
17.8
18.2
19.1
19.5
20.3
22.0
23.2
25.2
27.2
28.1
FY2020/21
FY2021/22
Dec/3Q
Mar/4Q
Jun/1Q
Sep/2Q
Dec/3Q

- Ongoing net inflows into investment trusts and discretionary investments on back of broader uptake of goal-based approach

	2Q	3Q
– Investment trust net inflows[1]	Y78.1bn	Y114.4bn
– Discretionary investment net inflows[1]	Y90.2bn	Y129.4bn

- Recurring revenue lifted by growth in recurring revenue assets, contributing to more stable revenue mix

	FY2020/21		FY2021/22		
	3Q	4Q	1Q	2Q	3Q
Recurring revenue as percentage of division revenues	22%	24%	30%	32%	32%
Recurring revenue cost coverage ratio	31%	33%	38%	40%	41%

Consulting-related revenue

- M&A-related revenues increased while contributions from real estate declined



(billions of yen)
5.0
4.0
3.0
2.0
1.0
0.0
3.5
4.4
3.8
4.5
4.4
FY2020/21
FY2021/22
3Q
4Q
1Q
2Q
3Q

Number of active clients[2]

- Efforts to expand client base led to higher number of active clients YoY



(thousands of accounts)
1,200
1,000
800
600
400
200
FY2020/21
FY2021/22
499
465
717
704
895
887
1,019
Jun
Sep
Dec
Mar

1. Retail channels and Japan Wealth Management Group.
2. Number of clients who transacted at least once since April 1 (accumulated).

7

Investment Management

NOMURA

Net revenue and income before income taxes[1]

(billions of yen)	FY2020/21		FY2021/22			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Business revenue[2]	28.8	29.9	28.0	29.3	**31.5**	8%	9%
Investment gain/loss[3]	10.6	24.2	35.5	5.1	**8.6**	70%	-19%
Net revenue	39.4	54.0	63.5	34.3	**40.1**	17%	2%
Non-interest expenses	17.8	18.8	18.6	19.3	**19.8**	2%	11%
Income before income taxes	21.5	35.2	44.9	15.0	**20.4**	35%	-6%

Key points

- Net revenue: Y40.1bn (+17% QoQ; +2% YoY)
- Income before income taxes: Y20.4bn (+35% QoQ; -6% YoY)
  - Business revenue: Higher management fees with continued inflows across broad range of channels lifting AuM to record high
  - Investment gain/loss: QoQ increase on American Century Investments (ACI) related gain/loss (2Q: Y5bn; 3Q: Y6.6bn) and unrealized gain in Nomura Capital Partners investee companies

Assets under management (net)[4]



(trillions of yen)
Investment advisory and international businesses, etc
Investment trust business
61.2
17.3
43.9
64.7
17.8
46.9
65.8
18.1
47.6
67.8
19.1
48.7
68.5
19.6
48.8
FY2020/21
FY2021/22
Dec
Mar
Jun
Sep
Dec

Inflows drive further growth in AuM

- **Investment trust business**

  Public investment trusts
  - Bank channel booked continued inflows into global balanced funds and ESG funds
  - Ongoing inflows into defined contribution funds (Dec AuM of Y1.8trn; AuM market share[5] of 20.3%)

  Private investment trusts
  - Delivered solutions for financial institutions with inflows into multi asset funds and equity products
- **Investment advisory and international businesses, etc**
  - Japan booked inflows into foreign bond funds by public pension plans
  - International reported inflows into UCITS[6] bond funds and Japan equities

1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22 2. Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses 3. Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, limited partner investment stakes and general partner investment stakes in private equity and other investment businesses, and Mebuki Financial Group investment gain/loss. 4. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory 5. Nomura, based on published data 6. Undertakings for Collective Investment in Transferable Securities (UCITS) compliant fund.

8

Investment Management: Momentum in delivering services via regional financial institutions

Flow of funds[1]



(billions of yen)
Investment advisory and international businesses, etc.
Investment trust business
1,500
1,000
500
0
-500
-1,000
1,266
678
588
393
-765
-373
474
128
346
1,039
772
267
359
109
250
FY2020/21
FY2021/22
3Q
4Q
1Q
2Q
3Q

Growth in Wealth Square Fund Wrap services

- ✓ Wealth Square[2] is an asset management company established in 2016 to provide Fund Wrap services for regional financial institutions
- ✓ Provides Fund Wrap services to meet the long-term investing needs of individual investors; Continuing to grow number of partners (14 as of Dec) and AuM is rising



(billions of yen)
Fund Wrap services AuM grew 2.5x in past year
57.3
67.1
89.1
115.0
142.5
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21

Flow of funds in investment trust business[1]



(billions of yen)
Investment trust business (excl. ETFs)
MRFs, etc.
Other investment trusts (excl. ETFs)
ETFs
1,000
500
0
-500
385
203
125
268
2
344
296
-28
265
-15
FY2020/21
FY2021/22
3Q
4Q
1Q
2Q
3Q

Steady growth in alternative AuM[3]



(billions of yen)
1,000
500
0
504
566
640
696
769
FY2020/21
FY2021/22
Dec
Mar
Jun
Sep
Dec

1. *Based on assets under management (net).* 2. *Established in January 2016 with investments from Nomura Asset Management, Nomura Fiduciary Research & Consulting and Nomura Research Institute.*
3. *Total of Nomura Asset Management alternative AuM and third party investments related to Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory*
The scope of calculating alternative AuM was revised in October 2021 and figures before September 2021 have been restated retrospectively.

9

NOMURA

Wholesale

Net revenue and income (loss) before income taxes[2]

(billions of yen)	FY2020/21		FY2021/22			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	187.5	-36.8	97.2	137.2	**163.8**	19%	-13%
Investment Banking	35.6	36.1	35.5	35.4	**38.9**	10%	9%
Net revenue	223.1	-0.8	132.8	172.7	**202.7**	17%	-9%
Non-interest expenses	146.3	165.2	161.1	147.7	**161.9**	10%	11%
Income (loss) before income taxes	76.9	-165.9	-28.4	25.0	**40.8**	64%	-47%
CIR	*66%*	-	*121%*	*86%*	***80%***		
Revenue/modified RWA[1]	*8.9%*	-	*4.9%*	*7.1%*	***8.2%***		

Net revenue by region

(billions of yen)



250.0
200.0
150.0
100.0
50.0
0.0
-50.0
-100.0
-150.0
80.5
35.8
40.7
66.1
37.2
35.2
52.9
-126.0
18.0
37.8
27.6
49.4
68.6
22.6
31.4
50.0
84.9
29.2
41.8
46.8
Americas
EMEA
AEJ
Japan
FY2020/21
FY2021/22
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y202.7bn (+17% QoQ; -9% YoY)
- Income before income taxes: Y40.8bn (+64% QoQ; -47% YoY)

- All business lines reported higher revenues QoQ
  - Global Markets environment improved in second half of quarter
    - ✓ Fixed Income saw strong performance in Credit primarily in AEJ and higher revenues in FX/EM and Securitized Products; Equities reported robust revenues in Derivatives driven by Americas while Cash Equities remained solid
  - Investment Banking reported record quarterly revenues since comparisons possible in FY2016/17; Global M&A business remains strong driven by Americas

Net revenue by region (QoQ; YoY)

- Americas: Y84.9bn (+24%; +5%)
  - Although Securitized Products revenues increased, Fixed Income revenues declined QoQ due to a slowdown in Rates
  - Equities reported strong revenues in Derivatives and robust performance in Cash
  - In Investment Banking, M&A remained strong and ALF contributed to revenues

- Japan: Y46.8bn (-6%; -29%)
  - Fixed Income revenues improved driven by Rates and Credit
  - Equities and Investment Banking revenues declined QoQ

- AEJ: Y41.8bn (+33%; +3%)
  - In Fixed Income, Credit had a good quarter and FX/EM performance improved
  - Investment Banking reported revenue growth in ECM

- EMEA: Y29.2bn (+29%; -18%)
  - Fixed Income revenues improved QoQ driven by Rates

1. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target.*
2. *Booked loss arising from transactions with a US client of Y245.7bn (Y204.2bn trading loss, Y41.6bn loan-loss provision) in FY2020/21 4Q and Y65.4bn (Y56.1bn trading loss, Y9.3bn loan-loss provision) in FY2021/22 1Q .*

10

Wholesale: Global Markets

NOMURA

Net revenue



(billions of yen)
187.5
89.4
98.1
84.3
-121.1
-36.8
97.2
9.1
88.1
137.2
66.5
70.7
163.8
75.8
88.0
QoQ
19%
YoY
-13%
Equities
Fixed Income
FY2020/21
FY2021/22
3Q
4Q
1Q
2Q
3Q

FY2021/22 3Q net revenue by region



YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y163.8bn (+19% QoQ; -13% YoY)
  - Fixed Income booked stronger revenues QoQ as Credit and FX/EM performance offset a slower quarter in Rates due to market uncertainty; Equities revenues grew QoQ driven by continued strong performance in Americas

Fixed Income

- Net revenue: Y88.0bn (+24% QoQ; -10% YoY)
  - Higher revenues QoQ on strong performance in Credit driven by AEJ and a rebound in FX/EM driven by uptick in client activity
  - Rates revenues slowed QoQ but picked up in latter half of the quarter

Equities

- Net revenue: Y75.8bn (+14% QoQ; -15% YoY)
  - Derivatives revenues grew QoQ driven by Americas, while Cash Equities reported a strong quarter in the Americas and solid performance in EMEA

- Americas: In Fixed Income, Securitized Products remained solid, while Rates revenues slowed; Equities reported stronger revenues in both Cash and Derivatives
- EMEA: Fixed Income saw higher revenues in Rates as the market improved in latter half of the quarter, while Cash Equities had a solid quarter
- AEJ: Fixed Income booked significant gains in Credit revenues and an increase in FX/EM revenues, while Equities reported slower revenues in Derivatives
- Japan: In Fixed Income, Credit was solid while Rates and FX/EM delivered stronger revenues; Equities revenues slowed in Cash

11

Wholesale: Investment Banking

Sustainability-related

Net revenue



(billions of yen)
35.6
36.1
35.5
35.4
38.9
QoQ
10%
YoY
9%
FY2020/21
FY2021/22
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y38.9bn (+10% QoQ; +9% YoY)
  - Strongest quarterly revenues since comparisons possible in FY2016/17 driven by strong performance in Americas and AEJ
  - M&A revenues exceeded Y10bn for fifth straight quarter with Americas reporting record revenues[1] on multiple mandates in wide range of sectors including Nomura Greentech

Japan
- ECM slowed from active previous quarter, but we supported various global transactions and Solutions opportunities
- M&A revenues up QoQ

International
- Americas revenues up 80% QoQ driven by robust performance in M&A and contributions from ALF
- AEJ revenues grew QoQ driven by ECM transactions and Solutions opportunities

Won multiple mandates in focus areas

Advisory

- Maintained strong momentum winning multiple international mandates

Heineken's(Netherlands) stock acquisition of Distell Group (South Africa) and Namibia Breweries (Namibia), and investment in a newly established company(€2.4bn)	Ackrell SPAC Partners I Co.'s (US) merger of North Atlantic Imports (US) ($614m)	Bridgestone's sale of anti-vibration rubber business to Anhui Zhongding (China) and sale of chemical products solutions business to Endeavour United (Undisclosed)
Ares Management's (US) acquisition of Apex Clean Energy Holdings (US) (Undisclosed)	ORIX's sale of Yayoi Business Preparation Company under Yayoi to KKR (US) (Undisclosed)	GIC's (Singapore) partial share acquisition of CETIN Group (Czech Republic) (Undisclosed)

Financing

- Won multiple high-profile financing mandates in Japan and internationally
- Met client needs by supporting various transactions

ECM: ANA Holdings Euroyen CB (Y153.8bn)	ECM: Hulic Global PO (Y102bn)	DCM: NTT Finance Yen-denominated/ Euro-denominated Green bond (Y300bn/ €1.5bn)
ECM: Genesis Growth Tech Acquisition Corp (US) IPO (SPAC) ($220m)	ECM: Li Ning (China) PO (Top-up Placement) (HKD10.5bn)	DCM: European Union NextGenerationEU Green Bond (€12.0bn)
DCM: BNG Bank (Netherlands) Social Bond (€1.5bn)	ALF: Refinancing Ultimate Kronos Group (US) of Hellman & Friedman(US) ($5.9bn)	ALF: Financing on CVC Advisers' (UK) acquisition of Mediaocean (US) ($1.0bn)

1. *Since FY2012/13.*

12

Non-interest expenses Key points Full year Quarter (billions of yen) (billions of yen) Non-interest expenses: Y270.9bn (-10% QoQ) Compensation and benefits (+8% QoQ) Bonus provisions increased in line with pay for performance Other expenses (-49% QoQ) QoQ decline due to factors including provision1 booked in 2Q not present in 3Q 1. Booked provision of approx. Y39bn related to legacy transactions in the Americas from before the global financial crisis (2007 – 2008).
FY2020/21 FY2021/22 FY2019/20 FY2020/21 QoQ 3Q 4Q 1Q 2Q 3Q Compensation and benefits 479.4 507.9 136.8 95.8 135.6 129.2 139.0 7.6% Commissions and floor brokerage 106.1 111.6 26.3 29.0 26.8 27.4 24.1 -11.9% Information processing and communications 170.3 178.8 43.5 49.5 44.1 45.1 46.6 3.2% Occupancy and related depreciation 73.0 72.4 18.1 18.1 16.7 17.8 17.5 -1.9% Business development expenses 31.9 13.5 3.4 3.7 3.3 3.9 4.4 12.8% Other 178.8 287.0 42.6 140.0 48.2 76.9 39.2 -49.0% Total 273792-001 1,039.602Feb20221,171. 09:5927 .8 336.1 QTA274.7 300.Page4 2170.9 -9.8%

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2021	Sep 2021	Dec 2021
■ Total assets	Y42.5trn	Y43.3trn	Y45.2trn
■ Shareholders' equity	Y2.7trn	Y2.7trn	Y2.8trn
■ Gross leverage	15.8x	15.9x	16.1x
Net leverage[1]	9.8x	10.0x	9.7x
■ Level 3 assets[2] (net)	Y0.6trn	Y0.7trn	Y0.8trn
■ Liquidity portfolio	Y5.7trn	Y7.0trn	Y7.1trn

(billions of yen)

Basel 3 basis	Mar 2021	Sep 2021	Dec 2021[2]
Tier 1 capital	2,841	2,979	3,045
Tier 2 capital	5	4	4
Total capital	2,845	2,984	3,049
RWA	15,951	14,703	14,783
Tier 1 capital ratio	17.8%	20.2%	20.5%
CET 1 capital ratio[3]	15.8%	17.7%	18.0%
Consolidated capital adequacy ratio	17.8%	20.2%	20.6%
Consolidated leverage ratio[4]	5.63%	5.90%	5.73%
HQLA[5]	Y5.4trn	Y6.0trn	Y6.2trn
LCR[5]	192.4%	272.8%	277.7%
TLAC ratio (RWA basis)	23.0%	29.4%	29.9%
TLAC ratio (Total exposure basis)	8.24%	9.45%	9.16%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
17.6%
15.8%
17.7%
17.7%
18.0%
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
FY2020/21
FY2021/22
Dec
Mar
Jun
Sep
Dec

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
1,000
800
600
400
200
0
30%
20%
10%
0%
17%
20%
21%
22%
26%
FY2020/21
FY2021/22
Dec
Mar
Jun
Sep
Dec

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.
2. December 2021 is preliminary.
3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
5. Daily average for each quarter.

14

Long-term debt, 76% Average maturity 5.1 years3 Funding and liquidity Unsecured funding2 76% of unsecured funding is long-term debt Diversified sources of funding Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios. Bank lending market Retail market Wholesale market Loans Euro MTN/Yen, retail bonds, etc. Euro MTN/Other, wholesale bonds, etc. Liquidity portfolio: Y7.1trn, or 16% of total assets Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period Liquidity portfolio2 Balance sheet structure Highly liquid, healthy balance sheet structure 76% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency) Other assets are funded by equity and long-term debt, ensuring structural stability Long-term debt due within 1yr, 3% Short-term debt 21% 15 International 32% Japan 68% Trading assets and related1 Trading liabilities and related1 Cash and cash deposits Other assets Other liabilities Short-term borrowings Long-term borrowings Total equity Assets Liabilities and equity Balance sheet (As of December 2021) Breakdown of short-term/long-term debt Long-term debt by region Funding of long-term debt

Financial Supplement

Consolidated balance sheet (billions of yen) 17 1. Including securities pledged as collateral. Consolidated balance sheet (billions of yen) Mar 31, Dec 31, Increase 2021 2021 (Decrease) Assets Total cash and cash deposits 4,165 3,914 -250 Total loans and receivables 4,142 4,572 430 Total collateralized agreement 16,039 17,840 1,801 Total trading assets and private equity investments 1 15,738 16,735 997 Total other assets1 2,432 2,154 -278 Total assets 42,516 45,215 2,699 Mar 31, Dec 31, Increase 2021 2021 (Decrease) Liabilities Short-term borrowings 1,368 1,043 -325 Total payables and deposits 4,571 4,909 338 Total collateralized financing 15,134 16,476 1,342 Trading liabilities 9,473 10,080 607 Other liabilities 1,239 915 -324 Long-term borrowings 7,975 8,913 938 Total liabilities 39,760 42,336 2,576 Equity Total NHI shareholders’ equity 2,695 2,808 113 Noncontrolling interest 62 71 10 Total liabilities and equity 42,516 45,215 2,699

Value at risk Definition 99% confidence level 1-day time horizon for outstanding portfolio Inter-product price fluctuations considered From April 1, 2021, to December 31, 2021 (billions of yen) Maximum: 89.7 Minimum: 4.8 Average: 9.1 (billions of yen) 18 (billions of yen) FY2019/20 FY2020/21 FY2020/21 FY2021/22 Mar Mar Dec Mar Jun Sep Dec Equity 8.9 93.4 3.1 93.4 3.6 3.8 2.6 Interest rate 22.4 8.6 8.5 8.6 3.8 4.7 3.7 Foreign exchange 5.1 4.2 4.2 4.2 2.3 1.3 2.0 Sub-total 36.3 106.2 15.8 106.2 9.7 9.8 8.3 Diversification benefit -11.0 -12.8 -6.1 -12.8 -3.9 -4.5 -2.3 VaR 25.3 93.4 9.7 93.4 5.8 5.3 6.0

Full year (billions of yen) 300 217.0 Net income (loss) 8.2% attributable to Nomura 153.1 5.7% Holdings, Inc. (“NHI”) 150 5% shareholders 0 0% ROE (%) -150 -300 FY2019/20 FY2020/21 Net revenue 1,287.8 1,401.9 Income (loss) before income taxes 248.3 230.7 Net income (loss) attributable to Nomura 217.0 153.1 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,653.5 2,694.9 ROE (%)1 8.2% 5.7% Basic-Net income (loss) attributable to NHI 67.76 50.11 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 66.20 48.63 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 873.26 879.79 Quarter (billions of yen) 200 20% 15.1% 98.4 100 7.1% 10% 5.7% 48.5 60.3 5.4% 3.8% 3.2 0 0% -100 -155.4 -200 FY2020/21 FY2021/22 3Q 4Q 1Q 2Q 3Q 402.1 170.0 353.3 318.9 351.0 131.3 -166.1 78.5 18.5 80.1 98.4 -155.4 48.5 3.2 60.3 2,793.6 2,694.9 2,739.2 2,734.1 2,807.9 15.1% 5.7% 7.1% 3.8% 5.4% 32.16 -50.77 16.12 1.04 19.66 31.16 -50.78 15.59 1.01 19.07 913.16 879.79 885.42 883.46 931.06 19 1. Quarterly ROE is calculated using annualized year-to-date net income.

Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2019/20 FY2020/21 3Q 4Q 1Q 2Q 3Q Revenue Commissions 308.8 376.9 96.7 102.4 82.9 91.6 82.6 Fees from investment banking 103.2 108.7 36.1 34.7 35.7 33.9 46.0 Asset management and portfolio service fees 238.2 230.0 58.6 60.3 64.0 67.2 69.9 Net gain on trading 356.6 310.0 136.4 -96.9 52.0 91.1 106.8 Gain (loss) on private equity investments -0.1 12.7 1.4 8.5 26.0 0.5 4.6 Interest and dividends 794.5 356.5 89.6 77.8 64.5 69.9 82.6 Gain (loss) on investments in equity securities -14.7 14.1 3.5 5.1 3.5 2.1 -2.6 Other 166.0 208.3 33.5 36.0 76.6 22.9 13.8 Total revenue 1,952.5 1,617.2 455.9 228.0 405.2 379.2 403.8 Interest expense 664.7 215.4 53.8 57.9 51.9 60.3 52.8 Net revenue 1,287.8 1,401.9 402.1 170.0 353.3 318.9 351.0 Non-interest expenses 1,039.6 1,171.2 270.8 336.1 274.7 300.4 270.9 Income (loss) before income taxes 248.3 230.7 131.3 -166.1 78.5 18.5 80.1 Net income (loss) attributable to NHI shareholders 217.0 153.1 98.4 -155.4 48.5 3.2 60.3 20

Full year Quarter (billions of yen) FY2019/20 FY2020/21 FY2020/21 FY2021/22 3Q 4Q 1Q 2Q 3Q Stock brokerage commissions 196.5 262.3 65.5 72.8 58.2 67.7 57.3 Other brokerage commissions 14.4 14.3 3.4 3.6 3.7 4.0 4.8 Commissions Commissions for distribution of investment trusts 66.7 68.8 18.1 17.4 14.4 11.2 11.6 Other 31.2 31.6 9.6 8.6 6.6 8.8 8.9 Total 308.8 376.9 96.7 102.4 82.9 91.6 82.6 Equity underwriting and distribution 14.0 30.6 10.4 8.2 10.0 10.3 9.8 Fees from Bond underwriting and distribution 25.5 23.1 6.4 7.7 7.3 6.1 10.0 investment banking M&A / Financial advisory fees 41.6 37.8 13.7 12.6 13.1 13.7 17.5 Other 22.1 17.2 5.6 6.2 5.3 3.8 8.7 Total 103.2 108.7 36.1 34.7 35.7 33.9 46.0 Asset management Asset management fees 159.5 150.2 37.2 40.2 40.6 42.0 44.0 and portfolio service Administration fees 62.6 63.2 17.2 15.8 18.9 20.4 20.8 fees Custodial fees 16.1 16.6 4.2 4.4 4.6 4.8 5.0 Total 238.2 230.0 58.6 60.3 64.0 67.2 69.9 21

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2019/20	FY2020/21	FY2020/21		FY2021/22		
			3Q	4Q	1Q	2Q	3Q
Retail	49.4	92.3	28.3	26.1	19.0	17.0	**18.0**
Investment Management	33.6	91.0	21.5	35.2	44.9	15.0	**20.4**
Wholesale	92.2	64.3	76.9	-165.9	-28.4	25.0	**40.8**
Three business segments total	175.2	247.6	126.7	-104.5	35.6	57.0	**79.2**
Other	94.4	-28.5	2.0	-66.2	39.6	-40.4	**1.7**
Segments total	269.6	219.1	128.7	-170.7	75.2	16.6	**80.9**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-21.3	11.5	2.6	4.6	3.4	1.9	**-0.8**
Income (loss) before income taxes	248.3	230.7	131.3	-166.1	78.5	18.5	**80.1**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
	FY2019/20	FY2020/21	FY2020/21		FY2021/22		
			3Q	4Q	1Q	2Q	3Q
Americas	7.4	-77.0	47.6	-203.7	-36.6	-17.2	**32.2**
Europe	-14.1	14.3	-2.1	9.8	-5.3	-8.9	**-3.4**
Asia and Oceania	19.8	49.2	14.0	13.2	6.6	7.1	**11.0**
Subtotal	13.1	-13.5	59.5	-180.6	-35.3	-19.0	**39.8**
Japan	235.2	244.1	71.8	14.5	113.8	37.5	**40.3**
Income (loss) before income t	248.3	230.7	131.3	-166.1	78.5	18.5	**80.1**

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2021). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other” Income (loss) before income taxes1 Full year Quarter (billions of yen) 150 100 94.4 50 39.6 2.0 1.7 0 -28.5 -50 -40.4 -66.2 -100 FY2020/21 FY2021/22 FY2019/20 FY2020/21 3Q 4Q 1Q 2Q 3Q Net gain (loss) related to economic 17.5 -11.5 1.4 -13.5 3.4 -3.8 -1.1 hedging transactions Realized gain (loss) on investments in equity 6.6 1.7 0.7 0.2 0.2 0.0 0.0 securities held for operating purposes Equity in earnings of affiliates 35.0 -16.4 10.4 -38.7 9.6 5.6 5.4 Corporate items -22.2 5.0 -15.1 -9.1 -9.3 -45.6 -1.8 Others 57.5 -7.3 4.5 -5.2 35.6 3.4 -0.8 Income (loss) before income taxes 94.4 -28.5 2.0 -66.2 39.6 -40.4 1.7 1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for 23 FY2021/22.

Segment “Other” Income (loss) before income taxes1 Full year Quarter (billions of yen) 150 100 94.4 50 39.6 2.0 1.7 0 -28.5 -50 -40.4 -66.2 -100 FY2020/21 FY2021/22 FY2019/20 FY2020/21 3Q 4Q 1Q 2Q 3Q Net gain (loss) related to economic 17.5 -11.5 1.4 -13.5 3.4 -3.8 -1.1 hedging transactions Realized gain (loss) on investments in equity 6.6 1.7 0.7 0.2 0.2 0.0 0.0 securities held for operating purposes Equity in earnings of affiliates 35.0 -16.4 10.4 -38.7 9.6 5.6 5.4 Corporate items -22.2 5.0 -15.1 -9.1 -9.3 -45.6 -1.8 Others 57.5 -7.3 4.5 -5.2 35.6 3.4 -0.8 Income (loss) before income taxes 94.4 -28.5 2.0 -66.2 39.6 -40.4 1.7 1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for 23 FY2021/22.

Retail related data (1) Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2019/20 FY2020/21 QoQ YoY 3Q 4Q 1Q 2Q 3Q Commissions 153.2 187.7 49.3 51.0 38.6 35.6 36.5 2.5% -25.9% Of which, stock brokerage commission 61.2 92.6 24.8 25.9 17.8 17.6 17.6 0.2% -28.9% Of which, commissions for distribution of investment trusts 66.9 68.4 18.9 16.0 14.4 11.1 11.6 4.2% -38.7% Sales credit 56.8 58.4 15.8 14.1 11.6 11.9 11.4 -3.6% -27.6% Fees from investment banking and other 23.2 20.4 6.1 5.0 4.6 5.6 6.1 8.9% 0.0% Investment trust administration fees and other 92.1 89.0 22.7 24.0 26.2 28.0 28.7 2.7% 26.6% Net interest revenue 11.1 13.4 4.4 2.7 4.0 4.2 4.6 11.4% 6.2% Net revenue 336.4 368.8 98.2 96.8 85.0 85.2 87.4 2.5% -11.0% Non-interest expenses 286.9 276.5 69.8 70.7 66.0 68.2 69.3 1.6% -0.8% Income before income taxes 49.4 92.3 28.3 26.1 19.0 17.0 18.0 6.2% -36.3% Domestic distribution volume of investment trusts 1 2,932.1 2,965.5 782.0 767.0 634.5 532.1 604.6 13.6% -22.7% Stock investment trusts 2,519.3 2,647.3 696.4 698.2 588.1 477.9 530.4 11.0% -23.8% Foreign investment trusts 412.8 318.2 85.6 68.7 46.4 54.2 74.2 37.0% -13.4% Other Accumulated value of annuity insurance policies 3,453.7 3,610.2 3,560.7 3,610.2 3,661.3 3,723.3 3,787.3 1.7% 6.4% Sales of JGBs for individual investors (transaction base) 1,146.9 486.6 177.3 169.2 159.7 101.1 180.0 78.2% 1.5% Retail foreign currency bond sales 841.4 728.3 185.7 236.0 170.2 167.9 204.3 21.7% 10.0% 1. Including former Net & Call. $$/BREAK/$$END Retail related data (2) Retail client assets (trillions of yen) Other 140 126.6 126.6 127.0 128.7 125.0 121.0 120 Foreign investment 104.0 trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic Bonds 40 Foreign currency bonds 20 Equities 0 FY2019/20 FY2020/21 FY2020/21 FY2021/22 Mar Mar Dec Mar Jun Sep Dec Equities 62.7 82.3 77.2 82.3 82.6 84.1 79.7 Foreign currency bonds 5.8 5.4 5.5 5.4 5.3 5.3 5.2 Domestic bonds1 12.6 12.7 12.5 12.7 12.6 12.6 12.6 Stock investment trusts 7.6 10.2 9.7 10.2 10.9 10.9 11.3 Bond investment trusts 7.2 8.0 8.0 8.0 7.8 7.8 7.8 Foreign investment trusts 1.0 1.1 1.0 1.1 1.1 1.2 1.2 Other2 7.0 6.9 7.1 6.9 6.7 6.9 7.2 Total 104.0 126.6 121.0 126.6 127.0 128.7 125.0 25 1. Including CBs and warrants. 2. Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 1,200 1,200 888 800 800 471 400 400 315 0 0 -146 -195 -400 -400 -429 -613 -800 -800 FY2020/21 FY2021/22 FY2019/20 FY2020/21 3Q 4Q 1Q 2Q 3Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 26

Retail related data (4) Number of accounts (thousands) FY2019/20 FY2020/21 FY2020/21 FY2021/22 Mar Mar Dec Mar Jun Sep Dec Accounts with balance 5,319 5,329 5,333 5,329 5,348 5,342 5,362 Equity holding accounts 2,920 2,927 2,939 2,927 2,924 2,923 2,949 NISA accounts opened (accumulated)1 1,737 1,791 1,761 1,791 1,820 1,828 1,839 Online service accounts 4,703 4,895 4,818 4,895 4,966 5,004 5,036 New Individual accounts / IT share2 Full year Quarter (thousands) FY2020/21 FY2021/22 FY2019/20 FY2020/21 3Q 4Q 1Q 2Q 3Q New individual accounts 203 203 51 62 51 50 51 IT share2 No. of orders 79% 80% 78% 81% 82% 84% 83% Transaction value 54% 53% 50% 54% 58% 59% 58% 1. Including Junior NISA. 27 2. Ratio of cash stocks traded via online service.

Investment Management related data (1)

NOMURA

(billions of yen)	Full year[1] FY2019/20	FY2020/21	Quarter[1] FY2020/21 3Q	FY2020/21 4Q	FY2021/22 1Q	FY2021/22 2Q	FY2021/22 3Q	QoQ	YoY
Business revenue	121.5	111.9	28.8	29.9	28.0	29.3	**31.5**	**7.6%**	**9.5%**
Investment gain/loss	-13.6	51.2	10.6	24.2	35.5	5.1	**8.6**	**70.2%**	**-18.8%**
Net revenue	107.9	163.1	39.4	54.0	63.5	34.3	**40.1**	**16.8%**	**1.8%**
Non-interest expenses	74.4	72.1	17.8	18.8	18.6	19.3	**19.8**	**2.4%**	**10.8%**
Income (loss) before income taxes	33.6	91.0	21.5	35.2	44.9	15.0	**20.4**	**35.4%**	**-5.5%**

Assets under management by company

(trillions of yen)	FY2019/20	FY2020/21	FY2020/21		FY2021/22		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Nomura Asset Management	50.6	66.2	62.7	66.2	67.3	69.3	**70.1**
Nomura Corporate Research and Asset Management, etc.	2.5	3.3	3.2	3.3	3.5	3.8	**3.9**
Assets under management (gross)[2]	53.2	69.5	65.9	69.5	70.8	73.1	**74.0**
Group company overlap	3.9	4.8	4.6	4.8	5.0	5.4	**5.5**
Assets under management (net)[3]	49.3	64.7	61.2	64.7	65.8	67.8	**68.5**

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*
2. *Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory.*
3. *Net after deducting duplications from assets under management (gross).*

28

Investment Management related data (2) Asset inflows/outflows by business1 Full year Quarter FY2020/21 FY2021/22 (billions of yen) FY2019/20 FY2020/21 3Q 4Q 1Q 2Q 3Q Investment trusts business 1,788 2,753 588 393 346 267 250 of which ETFs 2,133 2,241 203 268 344 -28 -15 Investment advisory and 302 -883 678 -765 128 772 109 international businesses Total net asset inflow 2,090 1,870 1,266 -373 474 1,039 359 Domestic public investment trust market and Nomura Asset Management market share2 FY2019/20 FY2020/21 FY2020/21 FY2021/22 (trillions of yen) Mar Mar Dec Mar Jun Sep Dec Domestic public investment trusts Market 106.4 151.0 139.4 151.0 156.7 160.4 164.5 Nomura Asset Management share (%) 28% 28% 28% 28% 27% 27% 27% Domestic public stock investment trusts Market 93.9 136.2 125.2 136.2 142.2 145.9 150.0 Nomura Asset Management share (%) 26% 26% 27% 26% 26% 26% 25% Domestic public bond investment trusts Market 12.5 14.8 14.3 14.8 14.5 14.6 14.5 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 44% ETF Market 37.6 60.6 54.8 60.6 61.2 63.4 62.4 Nomura Asset Management share (%) 45% 44% 45% 44% 44% 44% 44% 1. Based on assets under management (net). 29 2. Source Investment Trusts Association, Japan.

Wholesale related data Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2019/20 FY2020/21 QoQ YoY 3Q 4Q 1Q 2Q 3Q Net revenue 648.6 691.4 223.1 -0.8 132.8 172.7 202.7 17.4% -9.2% Non-interest expenses 556.4 627.1 146.3 165.2 161.1 147.7 161.9 9.6% 10.7% Income (loss) before income taxes 92.2 64.3 76.9 -165.9 -28.4 25.0 40.8 63.5% -46.9% Breakdown of Wholesale revenues1 Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2019/20 FY2020/21 QoQ YoY 3Q 4Q 1Q 2Q 3Q Fixed Income 337.5 441.9 98.1 84.3 88.1 70.7 88.0 24.4% -10.4% Equities 225.4 133.6 89.4 -121.1 9.1 66.5 75.8 14.1% -15.2% Global Markets 562.9 575.5 187.5 -36.8 97.2 137.2 163.8 19.4% -12.6% Investment Banking 85.7 115.8 35.6 36.1 35.5 35.4 38.9 9.7% 9.2% Net revenue 648.6 691.4 223.1 -0.8 132.8 172.7 202.7 17.4% -9.2%

Number of employees FY2019/20 FY2020/21 FY2020/21 FY2021/22 Mar Mar Dec Mar Jun Sep Dec Japan 15,748 15,330 15,701 15,330 15,556 15,393 15,299 Europe 2,691 2,769 2,751 2,769 2,779 2,811 2,817 Americas 2,120 2,152 2,158 2,152 2,116 2,171 2,181 Asia and Oceania1 6,070 6,151 6,146 6,151 6,196 6,216 6,259 Total 26,629 26,402 26,756 26,402 26,647 26,591 26,556 1. Includes Powai office in India.

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